UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CESCA THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

157131103

(CUSIP Number)

Xiaochun Xu, PhD, MBA

c/o Boyalife Investment Group, Ltd.

800 Jiefang Road East

Wuxi City, Jiangsu Province, China 214002

Tel: (+86) 0510-81808111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 157131103	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON Boyalife (Hong Kong) Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 1,323,531 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,323,531 (1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,531 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (2)
(14)	TYPE OF REPORTING PERSON CO

(1) Equivalent to 26,470,588 Shares owned prior to March 2016 1-for-20 reverse stock split. Consists of 735,295 Shares and warrants to purchase 588,236 Shares.

(2) This percentage is calculated based on 6,538,062 Shares being deemed issued and outstanding as of June 23, 2016 (based upon information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016), which consists of: (i) 3,008,649 Shares that are issued and outstanding as of May 10, 2016, and (ii) an aggregate of 3,529,413 Shares issuable upon exercise of warrants held by the Reporting Persons that are exercisable within 60 days of June 23, 2016.

SCHEDULE 13D

CUSIP No. 157131103	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON Boyalife Investment Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 2,941,177 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,941,177 (1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,941,177 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45% (2)
(14)	TYPE OF REPORTING PERSON CO

(1) Equivalent to warrants to purchase 58,823,529 Shares owned prior to March 2016 1-for-20 reverse stock split. Consists of warrants to purchase 2,941,177 Shares. Boyalife Investment Inc. also holds a debenture that is convertible upon the occurrence of certain specified events into 6,102,942 Shares; such Shares have been excluded from the beneficial ownership of Boyalife Investment Inc. reported in this Amendment No. 2 because such Shares are not acquirable within 60 days of June 23, 2016.

(2) This percentage is calculated based on 6,538,062 Shares being deemed issued and outstanding as of June 23, 2016 (based upon information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016), which consists of: (i) 3,008,649 Shares that are issued and outstanding as of May 10, 2016, and (ii) an aggregate of 3,529,413 Shares issuable upon exercise of warrants held by the Reporting Persons that are exercisable within 60 days of June 23, 2016.

Introductory Statement

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on February 23, 2016, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on February 24, 2016 (as so amended, the “Original Schedule 13D,” and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”), by Boyalife Investment Inc., an Illinois corporation (“Boyalife USA”) and Boyalife (Hong Kong) Ltd. (“Boyalife HK” and, together with Boyalife USA, the “Reporting Persons”), relating to the Common Stock, par value $0.001 per share (the “Shares”), of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 2. Identity and Background

Below is information regarding the Reporting Persons:

Name	Principal Business and Office Address	Principal Business	Jurisdiction of Formation

Boyalife Investment Inc.	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	State of Illinois, USA

Boyalife (Hong Kong) Ltd.	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	China

Below is information regarding each executive officer and director of the Reporting Persons and each person controlling the Reporting Persons (collectively, the “Scheduled Persons”):

Name	Principal Business / Office / Residence Address	Principal Business / Occupation	Jurisdiction of Formation / Citizenship	Relationship to Reporting Person

Boyalife Group Inc.	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	State of Illinois, USA	100% shareholder of Boyalife USA

Boyalife Investment Holding, Ltd.	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Holding company	British Virgin Islands	100% shareholder of Boyalife HK

Boyalife Group Holding, Ltd.	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Holding company	Cayman Islands	100% shareholder of Boyalife Investment Holding, Ltd.

Xiaochun Xu	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Chairman & President of Boyalife Group and its affiliates	China	—100% shareholder of Boyalife Group Inc. —President and Chairman of Boyalife HK and Boyalife USA

Yishu Li	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	President of Boyalife Stem Cell, Ltd. (China)	China	100% shareholder of Boyalife Group Holding, Ltd.

(d) Neither of the Reporting Persons nor any of the Scheduled Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons nor any of the Scheduled Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act.

Item 3. Source and Amount of funds or Other Consideration

The information set forth, or incorporated by reference, in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

On June 23, 2016, Xiaochun Xu, the Chairman and President of Boyalife USA and Boyalife HK, will submit a non-binding term sheet (the “Proposal”) to the Board of Directors of the Issuer, relating to a proposed purchase by Boyalife HK or an affiliate (or affiliates) thereof (such purchaser, the “Investor”) of Shares of the Issuer for an aggregate purchase price of $25,000,000 pursuant to a private placement. The price per Share to be paid will be equal to $2.91 (the “Per Share Price”). The Proposal also contemplates the issuance by the Issuer to the Investor of warrants to purchase additional Shares at an exercise price per Share equal to the Per Share Price, which warrants would be exercisable for that number of Shares purchased pursuant to the Proposal (collectively, the “Proposed Transaction”). The terms of the Proposal also provide that (1) the Issuer will issue to the Investor an additional 25,000,000 Shares for no additional consideration, if, at any time during the 36 months following the closing of the Proposed Transaction, the Thirty Day Simple Moving Average of the Shares is below $1.00 for 10 consecutive trading days (the “Additional Stock Issuance”), (2) the Investor shall have customary preemptive rights with respect to additional equity issuances by the Issuer, (3) the Shares offered pursuant to the Proposed Transaction and the Additional Stock Issuance will be registered with the Securities and Exchange Commission and listed on the Nasdaq Stock Market prior to issuance to the Investor, (4) so long as the Investor owns at least 30% of the Issuer, all actions by the Issuer’s Board of Directors following the closing of the Proposed Transaction will require the approval of at least one director designated by the Investor, and (5) the Issuer will sell its ThermoGenesis Cord Blood Business Unit to the Investor at a cost equal to 1x of its annual revenue. All funds used by the Investor to acquire such securities will come from the available working capital of such entity(ies).

None of the Issuer, any Reporting Person or any affiliate of any Reporting Person is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms provided in such agreements. References to the Proposal in this Amendment No. 2 are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference as if set forth in its entirety.

Consummation of the Proposed Transaction would lead to a change of control of the Issuer. In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	– (b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5. The percentages set forth therein and below are calculated based on 6,538,062 Shares being deemed issued and outstanding as of June 23, 2016 (based upon information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016), which consists of: (i) 3,008,649 Shares that are issued and outstanding as of May 10, 2016, and (ii) an aggregate of 3,529,413 Shares issuable upon exercise of warrants held by the Reporting Persons that are exercisable within 60 days of June 23, 2016.

Pursuant to Rule 13d-3 under the Exchange Act, Boyalife Group Inc. and Xiaochun Xu, as direct and indirect owners of Boyalife USA, may be deemed to beneficially own 2,941,177 Shares, representing approximately 45% of the outstanding Shares.

Pursuant to Rule 13d-3 under the Exchange Act, Boyalife Investment Holding, Ltd., Boyalife Group Holding, Ltd. and Yishu Li, as direct and indirect owners of Boyalife HK, may be deemed to beneficially own 1,323,531 Shares, representing approximately 20.2% of the outstanding Shares.

(b)	No transaction in Shares was affected by any Reporting Person or any Scheduled Person during the 60 days before the date of this Amendment No. 2.

(d)	No person other than the Reporting Persons and the Scheduled Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by such Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be filed as Exhibits

Exhibit 1:     Joint Filing Agreement, dated as of February 21, 2016 (filed herewith)

Exhibit 2:     Proposal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2016	Boyalife (Hong Kong) Limited

	By:	/s/ Xiaochun Xu
(Signature)

Xiaochun Xu
Chairman

Dated: June 23, 2016	Boyalife Investment Inc.

	By:	/s/ Xiaochun Xu
(Signature)

Xiaochun Xu
Chairman